[CENTRAL VALLEY COMMUNITY BANCORP LETTERHEAD]

September 5, 2008

United States Securities

and Exchange Commission

Division of Corporation Finance

Attn: Matt McNair  MS 4561

100 F Street, N.E.

Washington, DC 20549

Re:                               File No. 333-152151

Dear Mr. McNair:

Central Valley Community Bancorp (the “Company”), in connection with its registration statement No. 333-152151 on Form S-4 (“Registration Statement”) relating to the merger of the Company and Service 1st Bancorp (“Service 1st”), hereby undertakes the following with respect to the Escrow Fund (as described in the Registration Statement):

For each former shareholder of Service 1st who receives merger consideration in the merger (“Former Shareholders”), including the right to receive the balance, if any, in the Escrow Fund upon the termination of the Escrow Fund, the Company will cause the Escrow Agent to:

(1) file annual reports under cover of Form 10-K a report at the end of each year in a form and on a basis consistent with the those of other liquidating trusts for which the Securities and Exchange Commission staff has previously provided no action guidance.  It is expected that such annual reports will be made using the Company’s file number and will include disclosure showing the assets and liabilities of the Escrow Fund at the end of each calendar year and the receipts and disbursements of the Escrow Fund for the period (the “fund reporting”). The fund reporting will also describe the changes in the Escrow Fund’s assets during the reporting period and the actions taken by the Escrow Agent during the period with respect to the Escrow Fund. The financial statements contained in the fund reporting will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants.  Such reports will include certifications equivalent to those provided by a chief executive officer and chief financial officer in connection with filings on Form 10-K;

(2)  file with the Commission a report under cover of Form 8-K whenever a material event relating to the Escrow Fund’s assets has occurred; and

(3)   mail a copy of each such report to the Former Shareholders at their addresses as shown in the Company’s records at the time such report on Form 10-K or Form 8-K is filed with the Commission

Finally, the Company represents to the Commission that neither it nor the Escrow Agent will facilitate or encourage trading by any Former Shareholder in the right to receive the balance of the Escrow Fund.

Very truly yours,

David Kinross,

Chief Financial Officer